Exhibit 99.1

Medigus Ltd. Announces Record High Financial Results

Revenues for the first half of 2021 increased by ~3,178% with first ever net profit of approximately $8 million

OMER, Israel, September 20, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today its financial results for the first six months ended June 30, 2021.

●	Revenues for the six-month period ended June 30, 2021, reached a record high, and totaled $2,393,000, an increase of $2,320,000 compared to $73,000 in the six-month period ended June 30, 2020

●	Net income for the period reached a record of $7,927,000 compared to a net loss of $3,599,000 in the six-month period ended June 30, 2020

●	Shareholders’ equity totaled $53,904,000 as of June 30, 2021

●	Cash and cash equivalents totaled $29,642,000 as of June 30, 2021

Liron Carmel, Medigus’ Chief Executive Officer, said “We are excited that our financial results reflect the extensive steps we have taken in the past two years. Our main objectives remain to identify attractive technology operations and guide them to noticeable achievements. Since the beginning of 2021, our operations have shown great growth and progress with our advanced innovations, products, and overall value.”

For the first six months ended June 30, 2021, the Company reported revenues from products (derived mainly from Jeff Brands) and commissions (derived from Eventer) of approximately $2,393,000, an increase of approx. 3,178% compared to approx. $73,000 in the six-month period ended June 30, 2020.

Medigus’ relative stake in ScoutCam as of June 30, 2021 was 27.76% and its equity investment as of June 30, 2021 totaled to $11,851,000. Together with the results of Jeff Brands’, Eventer’s and ScoutCam’s, as well as income from the sale of part of Matomy’s shares, Medigus generated a net income of $7,927,000 compared to a net loss of $3,599,000 in the six-month period ended June 30, 2020.

Recent Operational Highlights:

Medigus

●	Medigus board of directors authorized the Company to take action to promote a $2 million share buyback program

●	Signed a non-binding LOI to acquire the controlling interest in a B2B/B2C electronics wholesale distributor

●	Commenced manufacturing of Revoltz’s ModelOne prototype

●	Polyrizon submits additional patent application for prevention of pathogens such as coronavirus and allergens from affecting nasal tissue

●	Jeff Brands acquires additional online store brands for Amazon Marketplace

●	Gix Internet acquires 70% stake in Cortex Group for $11 million

Electric Vehicles Activity Overview

Charging Robotics Ltd. (100%) is a robotic solution for wireless charging of electric vehicles- Charging Robotics successfully completes a proof of concept for its electric vehicle wireless charging robot. Charging Robotics also signed a definitive distribution agreement with Automax Motors Ltd for an exclusive distribution of its wireless robotic charging pad in Israel and Greece for a period of five years.

Revoltz Ltd. (19.99%) is a joint venture formed through its wholly owned subsidiary, Charging Robotics Ltd., has completed the preliminary design and functional prototype of Model One, its micro mobility vehicle for the last mile and food delivery. The technology is designed to facilitate efficient delivery of smaller items in urban environments while maintaining low and immediate transportation costs. Manufacturing has commenced on the Model One prototype.

Medical Activity Overview

Polyrizon Ltd. (35.86%) is a developer of biological gels for the purpose of protecting patients against biological threats, and preventing intrusion of allergens and viruses through the upper airways and eye cavities. Polyrizon’s innovative proprietary technology was found to be effective against coronavirus in a pre-clinical study. Polyrizon commenced additional testing of its product for the COVID-19 Delta variant, and Influenza Virus H1N1, and has submitted an additional patent application to the United States Patent and Trademark Office for its innovative technology.

ScoutCam Inc. (OTCQB:SCTC) (27.76%) is a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, announced a private placement of $20,000,000 from first tier Israeli institutional investors in March of 2021.

e-Commerce Activity Overview

Jeff Brands Ltd. (50.03%), which operates online stores for the sale of various consumer products on the Amazon Marketplace, has finished H1 2021 with $1,910,000 in revenues. Jeff Brands also signed a non-binding agreement to purchase as additional consumer product brands in its category on Amazon Marketplace. The target company is engaged in the design, manufacturing, and marketing of original branded consumer products, which are mainly sold at leading North American mass retailers, including Walmart USA, Walmart Canada, Target, Staples, Kroger and more. The target company finished 2020 profitable with $8 million in revenues.

Internet Activity Overview

Gix Internet Ltd. (TASE: GIX) (33.17%) is a global marketing technology (MarTech) solutions company for online performance-based marketing, signed a definitive agreement to acquire 70% of Cortex Group, a leading innovative media tech company, for approximately $11 million. Gix finished the first six months of 2021 with revenues of approximately$16.4 million.

Eventer Technologies Ltd. (47.69%) is a technology company engaged in the development of unique tools for online event management with the ability for automatic creation, management, promotion, and billing of events and ticketing sales. On April 8, 2021, Eventer completed a share purchase agreement in the amount of $2.25 million at a post money valuation of approximately $15 million.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC) Inc., and Polyzion Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff’s Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This press relese may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

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